Exhibit 3.1

Lincoln Bancorp Code of By-laws

Amended Article IV Section 1

Directors (a) must have their primary domicile in Clinton, Hendricks, Montgomery, or Johnson Counties, Indiana, and (b) must have a loan or deposit relationship with Lincoln Bank which they have maintained for at least a continuous period of nine (9) months immediately prior to their nomination to the Board (or in case of directors of the Corporation on September 10, 1998, prior to the filing of the Corporation’s Articles). In addition, each Director who is not an employee of the Corporation or any of its subsidiaries must have served as a member of a civic or community organization based in Clinton, Hendricks, Montgomery, or Johnson Counties, Indiana for at least a continuous period of twelve (12) months during the five (5) years prior to his or her nomination to the Board.